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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of November, 2002.


                               Crayfish Co., Ltd.
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                 (Translation of registrant's name into English)

                         Commission File Number 0-30530
                                                -------

                                6F, Hikari Bldg.
              2-16-13 Ikebukuro, Toshima-ku, Tokyo 171-0014, Japan
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                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F  X    Form 40-F
               -----            -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ----

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ----

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes        No  X
          ------    -----

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 --------
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INFORMATION FURNISHED ON THIS FORM:


                               TABLE OF CONTENTS

1. CRAYFISH ANNOUNCES AN UPDATE REGARDING SALE OF FIXED ASSETS AS ANNOUNCED BY CRAYFISH ON SEPTEMBER 13, 2002


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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Crayfish Co., Ltd.
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                                                      (Registrant)


Date  November 13, 2002                By          /s/ Kazuhiko Muraki
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                                                       (Signature)
                                          Kazuhiko Muraki
                                          President and Representative Director
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                               IMMEDIATE RELEASE


        UPDATE REGARDING SALE OF FIXED ASSETS AS ANNOUNCED BY CRAYFISH ON
                               SEPTEMBER 13, 2002

Tokyo/NewYork, November 13, 2002 - Crayfish Co., Ltd. (Nasdaq: CRFH; MOTHERS:
4747) ("Crayfish" or "the Company"), a leading provider of e-mail and web-hosting and other Internet-related services to small and medium-sized businesses in Japan, announced today certain changes to its planned sale of fixed assets previously announced on September 13, 2002.

While the Company had announced that it would sell to Global Media Online Inc. ("GMO") certain servers and other technical equipment used to operate its DESKWING service, the Company will instead sell the equipment to GMO and to Diamond Lease Company Ltd. ("Diamond Lease"). Diamond Lease will lease all of the equipment it acquires from Crayfish to GMO.

The asset sale will be reflected in the Company's 1Q FY2003 financial statements as a JPY68 million decrease in property and equipment (JPY214 million as of June 30, 2002), and a corresponding JPY80 million increase in cash. The numbers reported here revise and supersede the numbers reported on September 13, 2002.

All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).


SAFE HARBOR

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission and include, without limitation:

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that the Company may be unable to retain existing customers and expand the size of its customer base, that it may be unable to develop an effective marketing channel, that it may be unable to offer certain products and services as planned, and the outcome of securities class action litigation against the Company.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.


CONTACT INFORMATION:




Crayfish Co., Ltd. (http://crayfish.co.jp)
Investor Relations Department
81-3-5957-0644
ir@crayfish.co.jp